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EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended September 30,
						Nine Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Earnings:
Income before income taxes	$46,542	$32,081	$43,449	$61,727	$64,403	$51,500
Interest expense	3,934	7,871	11,785	11,065	4,569	3,044
Interest portion of rent expense	8,167	9,133	9,967	10,600	10,167	7,836
Amortization of debt issuance costs	32	144	89	85	135	107

	$58,675	$49,229	$65,290	$83,477	$79,274	$62,487

Fixed Charges:
Interest expense	$3,934	$7,871	$11,785	$11,065	$4,569	$3,044
Interest portion of rent expense	8,167	9,133	9,967	10,600	10,167	7,836
Capitalized interest	1,471	1,556	1,574	1,203	487	242
Amortization of debt issuance costs	32	144	89	85	135	107

	$13,604	$18,704	$23,415	$22,953	$15,358	$11,229

Ratio of earnings to fixed charges(1)	4.3	2.6	2.8	3.6	5.2	5.6

(1)
For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness, amortization of debt issuance costs, and the portion of rent expense deemed representative of the interest factor.

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RATIO OF EARNINGS TO FIXED CHARGES